Exhibit A.V – Compensation of the Managers

(as item 8 of Exhibit C to CVM Resolution 80/22)

8.       Compensation of the managers

8.1 – Describe the compensation policy or practice for the board of directors, board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a) Purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found

Our compensation practice is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Compensation and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Compensation and Stock Option Policy for the Board of Officers may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Compensation Policy for the Board of Officers”.

There is no policy formally approved for the compensation of the Board of Directors and its advisory committees, nor the Fiscal Council.

(b) Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

(i) The bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the People Committee and the Board of Directors. The People Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the People Committee, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the managers and presidents of Company’s business units, provided that the other decisions regarding the management of the Stock Option Plan (“Option Plan”) and the Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”), such as the definition of grants and concessions to employees in general, shall be People Committee’s responsibility. For more information about the Plans, see item 8.4 of this Exhibit A.V (“Exhibit”). It should be noted that the members of the Board of Directors and of the People Committee abstain from voting on the definition of their individual compensation, in order to not participate in the decision-making process, avoiding any possible conflict of interests.

(ii) Criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a compensation survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same compensation, being noted that (i) the directors compensated by Anheuser-Busch InBev S.A./N.V. – ABI (“Controlling Shareholder” or “ABI”), including the alternate member, do not receive any additional fees from the Company; and (ii) the co-chairman of the Board of Directors, compensated by the Company, has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual compensation survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria, market knowledge and the seniority level of the executive. Without prejudice to the evaluation by the People Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO to be implemented.

(iii) How often and how does the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the People Committee evaluates the retention of the Company’s talent, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted to such executive, are reviewed and validated by the Board of Directors annually.

(c) Structure of the compensation, appointing:

(i)       description of the compensation elements, including, in relation to each one of them: their purposes and alignment with the issuer’s short, medium and long-term interests; its proportion in the total compensation in the last three fiscal years; its methodology for calculation and restatement; and main performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues.

Pursuant to art. 152, of Law No. 6,404/1976, and article 15, §1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Shareholders’ General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results.

The members of the Board of Directors may participate in the Plans, as described in item 8.4 of this Exhibit. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 8.14 of this Exhibit .

b) Board of Officers

The Board of Officers have their compensation divided into fixed and variable components, provided that the base salary (the fixed component) is in line with market median, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Officers are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Value Rights (as defined in item 8.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 10.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 8.14 of this Exhibit.

The People Committee and the Board of Directors participate in the decision-making process to define the compensation of Company’s officers, so that no officer decides on his/her own compensation. The People Committee is responsible for giving an opinion on the management’s proposals to be considered by the Board of Directors, which, in addition to deciding on the People Committee’s recommendations, defines the general criteria for granting options and shares to Company’s executives, with due regard for the global amount approved by the general meeting for a given fiscal year. Additionally, officers’ annual targets are discussed and approved by the Board of Directors, which is also responsible for its final validation at the end of each year.

In addition, the People Committee assesses the retention of Company’s talents annually, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If the People Committee deems it necessary, it may propose adjustments to these practices to the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meetings. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Officer, considering the average amount received by the Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties. The members of the Fiscal Council are not entitled to receive variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Governance Committee, the People Committee and Operations and Finance Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties.

Purposes and alignment with short, medium and long-term interests

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long-term, the alignment of the compensation to the interests of the Company is verified by means of granting a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods and/or the restriction on the sale of corresponding shares, conditioning the exercise and acquisition to the continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive employment with the Company during a vesting period of no less than three years.

Share Value Rights (as defined in item 8.4 below), occasionally granted to certain elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders in order to encourage the future appreciation of the shares in the long term.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and the potential profits between the management and the Company.

Proportion in total compensation for the past three fiscal years

The table below shows the expected proportion of each element in the total compensation structure for the past three fiscal years:

2022	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	33.40%	23.24%	100%	100%
Fees	33.40%	20.27%	100%	100%
Direct and indirect benefits	0.00%	2.96%	-	-
Variable compensation	18.10%	22.95%	-	-
Share-based compensation, including stock options	48.50%	53.81%	-	-

2021	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	46.87%	23.34%	100.00%	100.00%
Fees	25.97%	22.41%	100.00%	100.00%
Direct and indirect benefits	20.90%	0.93%	-	-
Variable compensation	19.57%	40.34%	-	-
Share-based compensation, including stock options	33.56%	36.31%	-	-

2020	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	54.54%	33.99%	100.00%	100.00%
Fees	45.45%	27.56%	83.33%	100.00%
Direct and indirect benefits	-	1.22%	-	-
Charges	9.09%	5.21%	16.67%	-
Variable compensation	-	-	-	-
Share-based compensation, including stock options	45.46%	66.01%	-	-

(i) Since 2021, the tables above do not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2023-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate Body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021).

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

As mentioned earlier, the compensation of the members of the Fiscal Council is 100% fixed on annual fees and they are reimbursed for their travels and lodging expenses required for the performance of their duties.

Also, as already mentioned, the members of the Board of Directors advisory Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

Methodology for calculation and restatement

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on market research carried out according to the terms indicated in sub-item (c) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 8.4 and 8.12 below. For a description of the determination of the benefit resulting from Share Value Rights, please refer to item 8.4 below. For a description related to the Stock Plan, please refer to item 8.4 below.

Both for purpose of compensation and for purpose of granting stock options / shares the achievement of annual targets as well as other results delivered in the year, meritocracy criteria, seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item (d) below for further information.

Key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies.

Additionally, given the importance that the Company gives to ESG key performance indicators, as already shown in item 1.9.(e) of the Company’s Reference Form, starting from 2022, all members of the Board of Officers have at least one target linked to ESG, representing another important step towards the integration of the subject in the business strategy of the Company, directly impacting the variable compensation of its main executives.

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

(ii) Reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its managers, with restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has adopted, for certain executives deemed strategic and with high performance potential, the granting of Share Value Rights (as defined in item 8.4 below), enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with the Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

(iii) The existence of members who do not receive compensation and the reason for that

The alternate member and three sitting members of the Board of Directors do not receive compensation from the Company, as they are also part of the management of the Parent Company, which is responsible for the compensation payment of these members.

(d) Existence of compensation borne by direct or indirect subsidiaries or controlling companies

The alternate member and three members of the Board of Directors are also part of the management of the Parent Company, which bears compensation payment of these members, and, therefore, they do not receive compensation from the Company.

In addition, on November 25, 2008, certain managers of the Company received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately 5 million options, with approximately 1 million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately 107 thousand restricted shares, of which approximately 2,500 to members of the Board of Officers and 104 thousand to members of the Board of Directors.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting period of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting period of 5 years.

In 2020, certain members of the Board of Directors received 4.2 million in ABI options and certain members of the Board of Officers received 4.5 million in ABI options. The options have a vesting period of 5 years. In addition, in 2020, restricted shares issued by ABI were granted to certain members of the Board of Officers and the Board of Directors, in a total of 1.9 million shares with vesting period of 3 and 5 years.

In 2021, ABI granted 0.06 million restricted shares to certain members of the Board of Directors and 0.03 million restricted shares to certain members of the Board of Officers with a vesting period of 3 and 5 years.

In 2022, ABI granted 0.47 million restricted shares to certain members of the Board of Directors with a vesting period of 3 years.

(e) Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

8.2 - Regarding the compensation recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors, board of officers and fiscal council:

Forecast for 2023	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	8,627,547	22,322,973	2,209,282	33,159,802
Direct and indirect benefits	-	1,505,396	-	1,505,396
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,751,040	34,230,348	-	35,981,388
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	1,447,449	-	1,447,449
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	12,431,795	91,290,282	-	103,722,077
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	22,810,382	150,796,448	2,209,282	175,816,112

2022	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	7,630,060	19,329,127	1,996,508	28,955,695
Direct and indirect benefits	-	1,797,817	-	1,797,817
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	4,134,554	21,883,874	-	26,018,428
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	1,027,315	-	1,027,315
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	11,079,641	51,297,067	-	62,376,708
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	22,844,255	95,335,200	1,996,508	120,175,963

2021	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
Annual Fixed Compensation	-	-	-	-
Salary/fees	6,646,367.08	18,752,072.29	1,808,132.40	27,206,571.77
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	5,009,391.76	33,753,260.99	-	38,762,652.75
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	779,406.75	-	779,406.75
Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options	8,587,883.95	30,379,868.92	-	38,967,752.87
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.
Total compensation	25,591,432.97	83,664,608.96	1,808,132.40	111,064,174.33

2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.77	6.00	30.77
No. of members receiving compensation	8.67	11.77	6.00	26.44
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,836,630.00	15,369,213.00	1,716,643.00	22,922,486.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,167,326.00	2,906,535.00	343,329.00	4,417,190.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	681,636.80	-	681,636.80
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	5,838,795.76	36,816,162.01	-	42,654,957.77
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	12,842,751.76	55,773,546.81	2,059,972.00	70,676,270.58

8.3 - Regarding the variable compensation for the past three fiscal years and that expected for the current fiscal year of the Board of Directors, Board of Officers and Fiscal Council:

Variable compensation – forecast for 2023
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	0.00	15.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	348,840	6,620,706	-	6,969,546
Maximum amount according to compensation plan	1,751,040	34,230,348	-	35,981,388
Amount provided for in compensation plan in case the targets are met	1,409,040	26,742,459	-	28,151,499

Variable compensation – fiscal year ended on December 31, 2022

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	0,00	15.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	935,298	7,141,711	-	8,077,009
Maximum amount according to compensation plan	4,200,637	38,490,063	-	42,690,700
Amount provided for in compensation plan in case the targets are met	3,084,843	23,555,117	-	26,639,960
Amount effectively recognized in the income statement for the fiscal year	4,134,554	21,883,874	-	26,018,428
Variable compensation – fiscal year ended on December 31, 2021
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	205,070	1,536,645	-	1,741,715
Maximum amount according to compensation plan	4,687,313	35,380,305	-	40,067,618
Amount provided for in compensation plan in case the targets are met	2,458,328	18,420,926	-	20,879,254
Amount effectively recognized in the income statement for the fiscal year	5,009,392	33,753,261	-	38,762,653

Variable compensation – fiscal year ended on December 31, 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.77	6.00	30.77
No. of members receiving compensation	0.00	0.00	0.00	0.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Note: The difference between the minimum forecasted amount and the amount effectively recognized in the income statement for the fiscal year of 2020 is mainly due to the variable component of the compensation, which is linked to specific performance goals of the Company’s managers.

8.4 - Regarding the share-based compensation plan for the board of directors and the board of officers, in force in the past fiscal year and expected for the current fiscal year, describe:

(a) General terms and conditions

Option Plan

The Option Plan provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or American Depositary Receipts (“ADRs”) based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 550 people (including managers and employees) hold stock options for shares of the Company considering all the programs of the Option Plan together.

Share Value Right (Phantom Stocks)

The Company also welcomed the long-term incentive granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Value Rights”). Such incentive is beyond the scope of the Option Plan and the Stock Plan since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Value Rights program, each beneficiary will receive two separate lots of Share Value Rights – (lot A and lot B), as the case may be, in which each Share Value Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at S.A. – Brasil, Bolsa, Balcão (“B3”) or New York Stock Exchange (“NYSE”), respectively, at the trading session immediately before the end of such vesting periods. The Share Value Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Value Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares” or “Performance Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract. In 2022, the Board of Directors delegated to the People Committee the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

Under the Stock Plan the delivery of the Restricted Shares is exempt from financial consideration.

(b)       Date of approval and responsible body

The Option Plan was approved at the Company’s Extraordinary General Meeting held on July 30, 2013.

The Company also received the long-term incentive approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011.

The Stock Plan was approved at the Extraordinary General Meeting held on April 29, 2016, amended by the Extraordinary General Meeting held on April 24, 2020.

(c) Maximum number of shares covered

The Stock Plan sets that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock.

(d) Maximum number of options to be granted

The Option Plan does not provide the maximum number of options potentially covered by the plan, being the responsibility of the Board of Directors to establish the options upon the approval of each program.

(e) Conditions to acquire shares

In the Company’s programs named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of three to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Value Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals, except in the programs of Performance Shares, which establish that, in addition to the conditions described above, the Performance Shares will only be delivered to participants after the end of the vesting period if the performance test criteria are met on the observation date to be defined in the respective program.

(f) Criteria to set the acquisition or exercise price

In relation to the Options Plan, there is no acquisition price for the options, which are granted free of charge. The price of the exercise of the shares arising from the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, and a discount may be applied depending on the program.

The Share Value Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Value Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, provided that the reference price of each restricted share will correspond to the quotation of the Company’s shares traded at B3 on the trading session immediately before the grant date, under the terms of the Stock Plan and of the relevant program.

(g) Criteria to set the term for acquisition or exercise

Within the scope of the Option Plan, according to the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1 and 2023.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date, all subject to a minimum lock-up period of 3 years. The criteria used in the establishment of said terms considers the short, medium and long-term goals of this incentive form.

With regard to the Share Value Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, the delivery of Restricted Shares will be made after the vesting period of three to five years, as the case may be.

(h) Form of settlement

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Value Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, the Restricted Shares shall be delivered by the Company to the respective participant, free of charge, within 30 days counted as from the expiry of the respective vesting period, provided that the terms and conditions established in the respective programs are observe. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

(i) Restrictions to the transfer of shares

In the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, three or five years counted as from the date of granting the options or exercising the options, depending on the program.

Share Value Rights incentive by the Company does not involve the delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “g” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, after the expiry of the vesting period of three or five years, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

(j) Criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options and restricted shares will be subject to the rules established by the Board of Directors on this matter.

(k) Effects of withdrawal of a manager from the bodies of the issuer on the rights provided under share-based compensation plan

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

Programs (Option Plan)

- Programs 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete calendar months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period established in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1 and 2023.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Value Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Value Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Value Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Value Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Value Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods established in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Programs (Stock Plan)

- Program 2018.1, 2019.1, 2019.3 and 2020.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if the severance occurred 24 months after the stock grant date and the participant has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurred after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.3: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance has occurred before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.4: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance (1) by direct termination without case, or (2) after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): exception made for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs in less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance of a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance has occurred after 24 months from the shares grant date, the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2019.6: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) if the severance occured after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3A, 2020.8, 2021.7 and 2021.12: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death: the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability: the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3B, 2021.9 and 2022.4: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: (i) severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the grant and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.5: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the case of death, in which the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2021.2 and 2022.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for resignation, for cause or similar reason, or (b) the events provided above, the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares “A” and/or Restricted Shares “B” owned by the participant on the severance date, multiplied by the same formula set forth above for the hypothesis of severance after the cumulatively achievement of 70 years by the participant (i.e. number of completed calendar months on the job or in office multiplied by the period between the grant date and the relevant termination of the relationship with the Company, divided by 36 or 60, as applicable), it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors and that the restriction on the sale of shares, set forth in the program, will remain in effect in both cases.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2022.2, 2022.8 and 2023.1: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (ii) if the severance occurs 24 months after the grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, as applicable, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2022.3 and 2022.9: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive the Performance Shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Performance Shares pro rata equivalent to the result of the Performance Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt of the Performance Shares shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date) and except for the events of dismissal for cause: (i) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Performance Shares pro rata equivalent to the result of the Performance Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt of the Performance Shares shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs; and (ii) if the severance occurs after 24 months after the grant date, the participant will receive the Performance Shares pro rata equivalent to the result of Performance Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt will be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will retain the right to receive the Performance Shares, it being certain that the receipt shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In case of death or permanent disability, the participant (or his heirs or successors) will retain the right to receive the Performance Shares, provided that the performance criteria established in the programs are met, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company.

- Program 2022.10: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 60 months), divided by 60, it being certain that the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

8.5 - Regarding the share-based compensation in the form of stock options recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation estimated for the current fiscal year of 2023

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	18.04	17.72
(b) Options lost and expired during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
Fair value of the options on the date of each grant	11.150.856	16.335.243
Potential dilution in case of exercise of all outstanding options	0.0147%	0.0229%

The dilution estimate presented above considers the shareholding position on 12/31/2022.

Share-based compensation – fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	7.00	10.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	17.80	18.01
(b) Options lost and expired during the fiscal year	17.20	17.48
(c) Options exercised during the fiscal year	N/A	N/A
Fair value of the options on the date of each grant	14.530.869	24.113.613
Potential dilution in case of exercise of all outstanding options	0.0179%	0.0302%

Share-based compensation – fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
No. of Members	12.00	13.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost and expired during the fiscal year	8.15	11.97
(c) Options exercised during the fiscal year	11.97	11.97
Fair value of the options on the date of each grant	16.250.753	29.990.727
Potential dilution in case of exercise of all outstanding options	0.0329%	0.0512%

Share-based compensation – fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
No. of Members	13.00	11.77
No. of members receiving compensation	10.00	11.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost and expired during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	2.13	6.61
Fair value of the options on the date of each grant	21.857.551	35.440.457
Potential dilution in case of exercise of all outstanding options	0.0394%	0.0535%

8.6 - Regarding each grant of stock options carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers:

The Company did not offer new grants of stock options that have been recognized in the results of the last 3 fiscal years pursuant to CPC 10 – Share-Based Payment and does not foresee grants under these terms for the current fiscal year

8.7 - Regarding the outstanding options of the Board of Directors and the Board of Officers at the end of the past fiscal year:

12/31/2022 Part I	Board of Directors	Board of Officers	Board of Officers	Board of Director	Board of Officers	Board of Officers	Board of Directors

Total number of members	12.00	14.00	14.00	12.00	14.00	14.00	12.00
No. of members receiving compensation	3	6	4	5	8	4	5
Grant Date	12/02/2013	12/02/2013	12/19/2013	12/01/2014	12/01/2014	12/22/2014	12/01/2015
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/02/2018	12/02/2018	12/19/2018	12/01/2019	12/01/2019	12/22/2019	12/01/2020
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	653,871	238,403	212,257	830,670	358,595	265,791	523,535
Maximum term for exercise	12/02/2023	12/02/2023	12/19/2023	12/01/2024	12/01/2024	12/22/2024	12/01/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	17.56	17.56	16.70	16.85	16.85	16.85	18.64
Fair value of options on the last day of the fiscal year	0.67	0.67	0.91	1.62	1.62	1.94	1.67
Fair value of the total of options on the last day of the fiscal year	436,114	159,008	193,824	1,347,538	581,724	516,283	876,008

12/31/2022 Part II	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers

Total number of members	14.00	14.00	12.00	14.00	14.00	12.00	14.00
No. of members receiving compensation	9	3	4	10	2	4	10
Grant Date	12/01/2015	12/12/2015	12/01/2016	12/01/16	12/22/2016	12/01/2017	12/01/2017
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	12/01/2022	12/01/22
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	392,740	369,488	554,550	774,200	146,113	498,976	1,151,238
Maximum term for exercise	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	12/01/2027	12/01/27
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18.64	18.00	17.15	17.15	16.34	20.56	20.56
Fair value of options on the last day of the fiscal year	1.67	1.85	2.45	2.45	2.70	2.03	2.03
Fair value of the total of options on the last day of the fiscal year	657,154	683,304	1,358,160	1,896,109	394,972	1,011,671	2,334,128

12/31/2022 Part III (final)	Board of Directors	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Total number of members	12.00	12.00	14.00	14.00	12.00	14.00
No. of members receiving compensation	1	6	9	1	6	10
Grant Date	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Options not qualified for exercise
Number of Options	229,367	904,931	1,072,162	347,315	1,177,659	2,183,861
Date on which they may be exercised	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Maximum term for exercise	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	22.40	16.92	16.92	18.15	18.05	18.05
Fair value of options on the last day of the fiscal year	1.85	2.45	2.45	2.70	2.60	2.60
Options qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	424,175	2,216,285	2,625,854	938,859	3,063,398	5,680,792

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

8.8 - Regarding the options exercised relating to the share-based compensation of the board of directors and the board of officers, in the past three fiscal years:

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	532,405	226,715
Weighted average exercise price (B)	R$ 11.97	R$ 11.97
Weighted average market price of the shares relating to the options exercised (C)	R$ 19.37	R$ 16.98
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 3,938,732	R$ 1,135,063

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	3.00	9.00
Number of shares (A)	910,900	241,725
Weighted average exercise price (B)	R$ 2.13	R$ 6.61
Weighted average market price of the shares relating to the options exercised (C)	R$ 18.79	R$ 13.14
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 15,168,174	R$ 1,577,049

8.9 - Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in income of the past three fiscal years and that expected for the current fiscal year, of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Current fiscal year (2023)

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0212%	0.1536%

The dilution estimate presented above considers the shareholding position and market value of the Company’s shares on 12/31/2022 as a basis.

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0177%	0.1119%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0096%	0.0583%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	7.00	11.77
Potential dilution in case of granting of all shares to the beneficiaries	0.0072%	0.0475%

8.10 - Regarding each grant of shares carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Grants of shares expected for the current fiscal year (2023)

	Board of Directors	Board of Officers
Total number of members	12	14
Number of members receiving compensation	7	14
Grant date	03/01/2023 12/01/2023	03/01/2023 12/01/2023
Number of shares granted (A)	549,506	6,665,776
Maximum period for delivery of shares	03/01/2026 12/01/2028	03/01/2026 12/01/2026
Restriction period for the transfer of shares	03/01/2026 12/01/2028	03/01/2026 12/01/2026
Fair value of shares on the grant date (B)	14.52	14.52
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	7.978.834	96.787.068

The information above is based on the best estimate of the Company’s Management considering the fiscal year ended in 2022. In addition, the shares fair value considers the market value of the Company’s shares in 12/31/2022.

Grants of shares for the fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12	14
Number of members receiving compensation	7	14
Grant date	03/01/2022 12/01/2022	03/01/2022 12/01/2022 02/14/2022
Number of shares granted (A)	1,276,530	8,578,825
Maximum period for delivery of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Restriction period for the transfer of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Fair value of shares on the grant date (B)	15.52	15.70
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	19,818,124	134,725,521

Grants of shares for the fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12	13
Number of members receiving compensation	7	12
Grant date	12/01/2021	12/01/2021 12/13/2021
Number of shares granted (A)	369,980	1,313,013
Maximum period for delivery of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Restriction period for the transfer of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Fair value of shares on the grant date (B)	16.06	16.02
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	5,941,879	21,040,568

Grants of shares for the fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13	11.77
Number of members receiving compensation	7	11.77
Grant date	12/01/2020	03/30/2020 12/01/2020 12/14/2020
Number of shares granted (A)	398,114	2,879,296
Maximum period for delivery of shares	12/01/2025	12/01/2023 12/14/2023 03/30/2025 12/01/2025 12/14/2025
Restriction period for the transfer of shares	12/01/2025	12/01/2023 12/14/2023 03/30/2025 12/01/2025 12/14/2025
Fair value of shares on the grant date (B)	13.98	14.93
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	5,565,634	42,996,410

8.11 - Regarding the shares delivered relating to the share-based compensation of the Board of Directors and the Board of Officers, in the past three fiscal years:

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	-	2.00
Number of shares (A)	-	11,872
Weighted average acquisition price (B)	-	17.21
Weighted average market price of the shares acquired (C)	-	15.26
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	-	(23,150)

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	209,855	300,915
Weighted average acquisition price (B)	18.25	18.25
Weighted average market price of the shares acquired (C)	15.31	15.31
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(654,748)	(938,855)

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	3.00	9.00
Number of shares (A)	111,140	78,512
Weighted average acquisition price (B)	18.43	18.43
Weighted average market price of the shares acquired (C)	12.60	12.60
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(647,946)	(457,725)

8.12 - Summary description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options, appointing:

(a) Pricing model

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that the price of a share in the future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps of the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, starting from the expiration of the vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Value Rights, at the end of the vesting period of each lot, the number of Share Value Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Value Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Value Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the three or five-year grace period and provided that the participant maintains the employment and/or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 8.4.

(b) Data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

- Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program.

For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

- Programs from 2010 to 2021

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company does not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

- Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, which was last fiscal year in which the Company granted stock options of shares considering the CPC-10 – Share-Based Payment and aligned with the methodology described in this item:

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5,0%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate. The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(c) Method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, the Option Plan underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

(d) How the expected volatility is determined

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in item “c” above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

(e) Has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value of the options.

8.13 - Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers or fiscal council, grouped by body

Instruments issued by Ambev – 12/31/2022

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	11,955,901	2,782,605	5,373,559	20,112,065
Board of Officers	2,560,879	17,377,094	7,512,163	27,450,136
Fiscal Council	-	-	-	-
Total	14,516,780	20,159,699	12,885,722	47,562,201

Instruments issued by ABI – 12/31/2022

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	5,628,162	3,024,686	9,073,418	17,726,266
Board of Officers	1,913,853	836,536	5,440,282	8,190,671
Fiscal Council	-	-	-	-
Total	7,542,015	3,861,223	14,513,700	25,916,938

8.14 - Regarding the pension plans in force granted to the members of the board of directors and board of officers, provide the following information:

Retirement Benefits	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	5.00	9.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 20,167,733	R$ 7,635,635
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,941,823	R$ 1,027,315
Is there a possibility of early redemption and what are the conditions?	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

8.15 - Indicate in the tables below, regarding the board of directors, the board of officers and the fiscal council, for the past three fiscal years, the following:

12/31/2022

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	12.00	8.00	14,155,409	679,357	2,855,532
Fiscal Council	6.00	6.00	443,668	221,834	332,751
Board of Officers	14.00	14.00	25,226,847	3,489,535	6,809,657

12/31/2021

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	12.00	8.50	12,864,644.05	601,785.60	3,010,756.82
Fiscal Council	6.00	6.00	482,168.64	241,084.32	301,355.40
Board of Officers	13.00	13.00	23,713,425.41	2.722.453,47	6,435,739.15

12/31/2020

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	13.00	8.67	7,895,479.83	298,612.80	1,481,286.25
Fiscal Council	6.00	6.00	457,771.49	228,885.74	343,328.67
Board of Officers	11.77	11.77	16,545,146.98	1,663,351.57	4,738,619.10

Notes:

Board of Officers
12/31/2022

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (14.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2021

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (11.77 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2022

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2021

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.5 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8,67 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2022	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2021	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2020	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

8.16 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 7.7 of the Exhibit A.III and A.IV of the Company’s Management Proposal, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2021 to November 30, 2022, with premium value of approximately US$ 64,000.00 , for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 7.7 of the Company’s Reference Form.

8.17 – regarding the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer’s income referring to members of the board of directors, board of officers or fiscal council who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules dealing with this matter

Forecast for December 31, 2023

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	4.00	-	22,810,382	0%
Fiscal Council	-	-	2,209,282	0%
Board of Officers	-	-	150,796,448	0%
Total	4.00	-	175,816,112	0%

December 31, 2022

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	4.00	-	22,844,255	0%
Fiscal Council	-	-	1,996,508	0%
Board of Officers	-	-	95,335,200	0%
Total	4.00	-	120,175,963	0%

December 31, 2021

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	601,785.60	25,591,432.97	2%
Fiscal Council	-	-	1,808,132.40	0%
Board of Officers	-	-	83,664,608.96	0%
Total	5.00	601,785.60	111,064,174.33	1%

December 31, 2020

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	1,072,656.99	11,675,425.76	8%
Fiscal Council	-	-	1,716,643.00	0%
Board of Officers	-	-	52,867,011.81	0%
Total	6.00	1,072,656.99	66,259,080.58	2%

8.18 – Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income as compensation for members of the board of directors, board of officers or fiscal council, grouped by body, for any reason other than their position in the company, such as, for example, commissions and consulting or advisory services provided

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

8.19 – Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation of members of the issuer’s board of directors, board of officers or fiscal council, grouped by body, specifying the title to which such amounts were attributed to such individuals

Forecast for current fiscal year (2023) – Compensation to be received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	340,172,316	61,026,349	-	401,198,665
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

The information above is based on the best estimate of ABI considering the data of the fiscal year ended in 12/31/2022.

Fiscal Year ended December 31, 2022 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	260,507,502	46,625,719	-	307,133,221
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2021 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	102,292,210.51	15,863,775.58	-	118,155,986.10
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2020 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	95,037,249.60	8,765,417.90	-	103,802,667.50
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

8.20 – Provide other information that the issuer deems relevant

There is no other relevant information to be informed besides the one already disclosed by the Company in the items above.